UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576 and 333-254101) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284 and 333-256571) of Ascendis Pharma A/S (“Ascendis” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting Results

On May 28, 2021, Ascendis held its Annual General Meeting. 48,586,358 ordinary shares of Ascendis (which includes 47,018,286 ordinary shares represented by American Depositary Shares), representing in total 90.26% of the ordinary shares outstanding as of the date of the Annual General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Chairman of the Meeting

Ascendis shareholders elected Lars Lüthjohan Jensen as chairman of the meeting.

Agenda Item 3: Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

Ascendis shareholders adopted the audited annual report and granted the discharge of the Board of Directors (the “Board”) of the Company and management from liability.

Agenda Item 4: Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

Ascendis shareholders resolved to carry forward the consolidated loss for the year ended December 31, 2020 of EUR 419.0 million to the year ending December 31, 2021 through recognition in accumulated deficit.

Agenda Item 5: Election of Board Members

Ascendis shareholders elected James I. Healy, Jan Møller Mikkelsen and Lisa Morrison as Class I directors, with the term for each such board member to expire at the Annual General Meeting of the Company to be held in 2023.

Agenda Item 6: Election of State-authorized Public Auditor

Ascendis shareholders re-elected Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Agenda Item 7: Proposals from the Board and/or Shareholders

7a – proposal from the Board of Directors

The Board of Directors proposes to amend the Articles of Association by renewing the authorisation to the Board of Directors to increase the share capital against cash contribution.

The Board of Directors specifically proposes:

(1) that the following wording is inserted as a new section 4d(2) in the Articles of Association replacing the existing section 4d(2) in its entirety:

“§ 4 d (2) The Board of Directors is until 27 May 2026 authorized at one or more times to increase the Company’s share capital by up to nominal DKK 9,000,000 without pre-emptive subscription rights for the Company’s shareholders. Capital increases according to this authorization can be carried out by the Board of Directors by way of contributions in kind, conversion of debt and/or cash contributions and must be carried out at market price. The Board of Directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.”

(2) The currently existing section 4d(3) of the Articles of Association shall remain in force and shall apply to the proposed new section 4d(2). The wording of section 4d(3) is as follows:

“§ 4 d (3) For shares issued pursuant to article 4 d (1) or 4 d (2) the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the Company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the Board of Directors in connection with the decision to increase the share capital.”

7b – proposal from the Board of Directors

The Board of Directors proposes to amend the Articles of Association by adoption an authorisation to the Board of Directors to issue warrants.

The Board of Directors specifically proposes:

(1) that the following wording is inserted as a new section 4i in the Articles of Association:

“The Board of Directors is authorized, in accordance with the Danish Companies Act, Section 169, cf. Section 155, Subsection 2, during the period until 27 May 2026 on one or more occasions to issue warrants to members of the Executive Management and employees, advisors and consultants of the Company or its subsidiaries entitling the holder to subscribe shares for a total of up to nominal value of DKK 2,000,000 without pre-emptive rights for the Company’s shareholders. The exercise price for the warrants shall be determined by the Board of Directors in consultation with the Company’s advisors and shall at least be equal to the market price of the shares at the time of issuance. The Board of Directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the Board of Directors is authorized in the period until 27 May 2026, on one or more occasions to increase the Company’s share capital by up to a total nominal value of DKK 2,000,000 without pre-emptive rights for the existing shareholders by cash payment in order to implement the capital increase related to exercise of the warrants. In accordance with this clause the Board of Directors may increase the share capital with a minimum nominal value of DKK 1 and a maximum nominal value of DKK 2,000,000. The board is authorized to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The new shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the Company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the Company from the time which is determined by the Board of Directors in connection with the decision to increase the share capital.”

7c – proposal from the Board of Directors

The Board of Directors proposes that the following authorisation is adopted:

The Board of Directors is authorized, in accordance with the Danish Companies Act, Section 198, during the period until 27 May 2026 on one or more occasions to purchase up to nominal DKK 2,000,000 shares or American Depositary Shares representing a corresponding amount of shares in the Company as treasury shares. The minimum price per share shall be DKK 1 and the maximum price per share shall not exceed the market price.

Appointment of Chairman of the Board

Subsequent to the Annual General Meeting, the Board held a constituting board meeting at which Albert Cha, M.D., Ph.D. was appointed as Chairman of the Board.

Exhibits

Exhibit No.	Description

1.1	Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: May 28, 2021	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, Chief Legal Officer